Filed Pursuant to Rule 253(g)(2)
File No. 024-11055

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Post-Qualification Offering Circular: September 30, 2020

March 4, 2021

GEN-TECH HOLDINGS, INC.

1731 First Avenue

New York, NY 10128

This document (the “Supplement”) supplements the Post-Qualification Offering Circular Amendment No. 6 of Gen-Tech Holdings, Inc. (the “Company”) filed on June 19, 2020, as amended on July 17, 2020, July 31, 2020, August 19, 2020, September 8, 2020, September 15, 2020, and September 21, 2020 and as qualified by the Securities and Exchange Commission on September 30, 2020 (the “Offering Circular”) relating to the offer and sale by us of up to 7,129,400,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.0005, for an offering amount of $3,564,700 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Describe amendments approved, and update language throughout the Offering Circular, with respect to:
-	Our change of domicile from the State of Florida to the State of Colorado
-	Our Certificate of Incorporation to (i) reflect the increase in authorized shares and (ii) the increase in shares designated as Common Stock.

Amendment to Certificate of Incorporation; Change of Domicile

As recommended and approved by our board of directors (the “Board”), on February 15, 2021, the Corporation re-domiciled in the state of Colorado from the State of Florida.

Amendment to Certificate of Incorporation; Increase in Authorized Shares

As recommended and approved by our Board, on February 15, 2021, we received the requisite consent of our Board to amend our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) to increase the authorized number of its shares of common stock to 12,000,000,000 shares and authorized number of its preferred shares to 2,500,000 shares.

The information set forth in the Offering Circular under the headings “RISK FACTORS - Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.” should be read to reflect the changes noted above.

In addition, the foregoing description of the amendment to our Certificate of Incorporation is qualified in its entirety by reference to the copy of the Amended and Restated Certificate of Incorporation included as an exhibit to our Offering Statement filed with the Securities and Exchange Commission (“SEC”).

As a result of these changes, the section under the heading “Description of Capital” of the Offering Circular is replaced in its entirety, as follows:

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Description of Capital

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

Our Articles of Incorporation authorize the issuance of up to 12,000,0000,000 shares of common stock, par value $0.0001 of which 10,599,992,699 are currently issued and outstanding and up to 2,500,000 shares of preferred stock, par value $0.0001, to be designated at the discretion of the Board of Directors. Currently, there are 2,000 shares of Series AA Preferred Stock authorized and 2 shares of Series AA Preferred Stock issued. No other preferred shares are designated or issued at this time.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.  Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock.  Any decision to pay dividends on our Common Stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future.  See “Dividend Policy.”  The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Series AA Preferred Stock

Voting

The holders Series AA Preferred Stock shall be entitled to the right to vote, either together with holders of the Company’s common stock, or as a separate class of shares, on any matter upon which the shareholders of common stock of the Company may vote, including, but not limited to, any resolutions purporting to vary any of their rights or create any class of capital stock ranking in priority to them or effect any reorganization which would disadvantage the Series AA Preferred Stock relative to the shares of the Company’s common stock. Each share of the Series AA Preferred Stock shall have voting rights equal to four times the number of common shares at the time of any vote, divided by the total number of shares of Series AA Preferred stock issued at that time.

Conversion Rights

Series AA Preferred Stock shall have no conversion rights into common stock of the Company.

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Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of the Series AA Preferred Stock shall not be entitled to receive any of the assets of the Company.

Redemption Rights

The Series AA Preferred Stock shall be redeemed by the Corporation at the option of the holders of the Series AA Preferred Stock for an aggregate of one dollar ($1.00) for all such shares of Series AA Preferred Stock so held.

Dividend Rights

The Series AA Preferred Stock holders shall be entitled to receive dividends, whether in cash, property, or in securities of the Corporation.

Conversion Rights

The Series AA Preferred Stock shall not be able to convert into the Corporation’s common stock.

Additional Provisions Relating to the Preferred Stock

The Board of Directors (the "Board") is authorized, subject to limitations prescribed by law and the provisions of the Article of Incorporation, to provide for the issuance of additional shares of Preferred Stock in one or more series, and by filings pursuant to the applicable laws of the State of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such Series A and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(1)	The number of shares constituting that Series AA and distinctive designation of that series;
(2)	The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which dates or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
(3)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
(4)	Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;
(5)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
(6)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
(7)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of share of that series;
(8)	Any other relative or participation rights, preferences and limitations of that series;
(9)	If no shares of any series of Preferred Stock are outstanding, the elimination of the designation, powers, preferences, and right of such shares, in which event such shares shall return to their status as authorized but undesignated Preferred Stock.

GEN-TECH HOLDINGS, INC.

1731 First Avenue

New York, NY 10128

$3,564,700.00

7,129,400,000 SHARES OF COMMON STOCK

$0.0005 PER SHARE

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